

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 30, 2009

VIA U.S. MAIL

Mr. David Nuti
Chief Financial Officer
Ames True Temper, Inc.
465 Railroad Avenue
Camp Hill, PA 17011

      RE: Ames True Temper, Inc.
             Form 10-K for the Fiscal Year Ended September 27, 2008
             Filed on December 22, 2008
             File No. 333-118086

Dear Mr. Nuti:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                 Sincerely,

                 Brian Cascio
                 Accounting Branch Chief